[ADAMS AND REESE LLP LETTERHEAD]

November 17, 2005

Via Fax, Federal Express and EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F St. NE

Washington, D.C. 20549

Re:                             BPZ Energy, Inc.

Registration Statement on Form SB-2

Filed July 27, 2005

File No. 333-126934

Amendment No. 1 to Registration Statement on

Form SB-2 Filed August 19, 2005

File No. 333-126934

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Filed April 15, 2005

File No. 0-29098

Forms 10-QSB for the Fiscal Quarters Ended

March 31, 2005 and June 30, 2005

File No. 0-29098

Dear Mr. Schwall:

Set forth below are the responses of BPZ Energy, Inc. (the “Company”) to certain of the comments contained in your letter dated October 21, 2005 regarding the Company’s above referenced filings.  The responses deal solely with your comments regarding the spin-off of Navidec Financial Services, Inc. (“NFS”), as the Company wishes to resolve your questions about the accounting treatment for this transaction prior to submitting its complete response to all your comments.  For your convenience, we have repeated in bold type the comments exactly as set forth in the October 21, 2005 letter.  The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

October 21, 2005 Letter

Financial Statements

Note 2 - Merger and Merger Costs, page 37

4.                                      We note your response to our prior comment number 25.  It appears that the assets, liabilities and results of operations of NFS should be reflected in your financial statements until such time as the spin-off transaction is complete.  Please modify your document accordingly.   Please contact us to discuss this at your earliest convenience.

Response:

The Company notes your position that Navidec Financial Services (“NFS”) should be reflected in the consolidated financial statements of the Company.  The Company believes its position regarding the accounting for this complex transaction, as presented in our letter dated September 26, 2005, has merit, but accepts the Staff’s position in this matter.  Accordingly, the Company intends to restate its financial statements as soon as possible.  The Company also notes your position, stated verbally in a conversation with representatives of the Staff on November 15, 2005, that the Company should file a Form 8-K under item 4.02 to provide public disclosure that its previously-issued financial statements should no longer be relied upon.  The Company intends to make such filing within four business days as required.

The Company has carefully studied the accounting literature to determine the appropriate accounting treatment for the inclusion of NFS in its financial statements.  Based on the facts of its situation, the Company believes that the equity method of accounting is the most appropriate method of reflecting its nominal ownership of NFS during the period of time between the Merger with the Company and its ultimate spin-off to the pre-Merger shareholders of Navidec, Inc.

The Company bases this conclusion primarily on the guidance in ARB 51, paragraph 2, as amended by FASB 94, paragraph 13 and FASB 144, paragraph 2.  This guidance states, “A majority owned subsidiary shall not be consolidated if control does not rest with the majority owner.”

In its earlier response letter dated September 26, 2005, the Company presented extensive evidence of its lack of control of NFS.  The relevant portions of that discussion are repeated below:

While BPZ Energy, Inc. may be deemed to have majority nominal ownership of the common stock of NFS, it does not control the operations of NFS.  The Company believes this is true both in substance and as a matter of state corporate law.  Prior to the closing of the Merger, NFS appointed a separate board of directors, which does not include any representatives affiliated with BPZ Energy, and that board appointed the officers of NFS.

Pursuant to Section 5.2 of the Merger Agreement, BPZ Energy, Inc. is required to cooperate fully with the new management of NFS and would be in breach of contract if it exerted control over the management or the board of NFS.  The following points substantiate the business independence of the two companies and the lack of control by BPZ Energy, Inc.:

1)              The management of each of the entities is independent of the other.  There are no common members of management.  Neither BPZ Energy, Inc., nor any member of its management, has participated in any way in the management of NFS.

2)              NFS maintains offices in Denver, Colorado, while BPZ Energy, Inc. maintains offices in Houston, Texas.  Each of these offices is completely separate from the other.

3)              The only common director, John McKowen did not stand for reelection at the Annual Meeting of Shareholders of BPZ Energy, Inc. and Mr. McKowen is no longer a director of BPZ Energy, Inc.

4)              BPZ Energy, Inc. has not voted the shares that it nominally holds in NFS.  We have been informed by counsel for NFS that NFS would dispute the legal right of BPZ Energy, Inc, to vote such shares in any manner not in accordance with the instructions of the Board of NFS.

5)              The two entities are in completely separate lines of business with no overlap of assets.  The operations of each company are autonomous.  Neither company has access to the cash or other assets of the other company.

6)              Subsequent to the Merger, each of the companies has separately completed equity transactions with new shareholders, which financings were completely independent of each other.  The proceeds of these transactions have been dedicated to the separate operations of each company.

7)              Subsequent to the Merger, BPZ Energy, Inc. has taken affirmative steps to separate itself from any continuing business or legal relationships with NFS.  A Business Consulting Agreement under which NFS was providing investor relations, public relations and other financial advisory services to BPZ Energy, Inc. was terminated in February 2005 with a settlement payment through May 6, 2005.

8)              BPZ Energy has not provided any financial guarantees or loan commitments to NFS.  It is not obligated to provide any financial support to NFS beyond its obligations under the Merger Agreement, nor does it have any plans to do so.

9)              BPZ Energy, Inc. has not been involved in the registration process or SEC filings of NFS and has no control whatsoever over those processes.

The spin-off of NFS was approved by the Board of Directors of Navidec, Inc. prior to the closing of the Merger and is final and irrevocable.  The spin-off of the shares of NFS to the shareholders of record as of September 9, 2004 is an irrevocable obligation of the Company to those shareholders and those shareholders have the sole equitable right to beneficial ownership of the NFS shares.  While the timing of the distribution of the NFS shares may be dependent on the SEC registration process, the ultimate obligation to distribute the NFS shares is irrevocable based on the actions of the Board of Directors and the terms of the Merger Agreement.  In a memorandum dated November 16, 2004 by Roger Davidson of Ballard, Spahr, Andrews & Ingersoll LLP, a copy of which was previously provided to the Staff, Mr. Davidson expressed the position that BPZ Energy, Inc. had no legal right to the assets, liabilities and operations of NFS and the Board of Directors and management of BPZ Energy, Inc. were contractually obligated to provide any and all assistance required to complete the spin-off of the shares of NFS.

On September 21, 2004, shortly after the effective date of the Merger, the Board of Directors of NFS awarded 1,200,000 fully vested NFS common shares and options to purchase 1,200,000 shares at a nominal cost of $0.05 per share to the management of NFS.  This transaction, which the management of BPZ Energy, Inc. was not aware of nor did it approve, resulted in the nominal ownership of BPZ Energy, Inc. being reduced from 100% to 81% (68% on a fully diluted basis).  Subsequent equity transactions during the six months ended June 30, 2005 have reduced the nominal ownership of BPZ Energy, Inc. to 65%.  As of June 30, 2005, the original 5,177,748 shares issuable to the pre-Merger shareholders of Navidec, Inc. and nominally owned by BPZ Energy, Inc. represent less than 50% of the fully diluted shares of NFS outstanding.  This continued dilution of ownership further supports the reasonableness of the decision to follow the equity method for the transaction.

Under accounting practice, the equity method is a form of consolidation accounting.  Accordingly, under the equity method, the effect of NFS on the results of operations of the combined company would be identical to the effect of full consolidation.  The Company would record the income or losses of NFS in the income statement of the combined company under the equity method.  Additionally, in accordance with APB 18, paragraph 20, BPZ Energy, Inc. would disclose condensed financial information about the assets, liabilities and results of operations of NFS in the notes to the financial statements to provide readers of the financial statements with relevant information about NFS.

The Company does not believe that the alternative of full consolidation of NFS would be an appropriate presentation.  In this situation, where BPZ Energy, Inc. does not have control of NFS, nor does it have a defensible legal claim to the cash or other assets of NFS, the inclusion of these assets, particularly the cash of NFS, in the consolidated financial statements of BPZ Energy, Inc. would not be an appropriate or meaningful presentation to the investors of the Company and would arguably be misleading.  The Company has been advised by its legal counsel that BPZ Energy, Inc. is not directly or indirectly responsible for any of the liabilities of NFS, which totaled approximately $850,000 as of June 30, 2005.  The Company has also been further advised that, given the legal structure of the two entities and the lack of management involvement or control by BPZ Energy, Inc. in the operations of NFS, the likelihood of BPZ Energy, Inc. being held responsible for any of these liabilities is remote.  Accordingly, disclosure of these liabilities in the condensed financial information of NFS in the footnotes is appropriate and there is no benefit or necessity to reflect these liabilities on the balance sheet of the combined company.

Based upon all of the foregoing, the Company believes that inclusion of NFS in the consolidated financial statements of BPZ Energy, Inc. under the equity method of accounting will comply with the Staff’s position in this matter and result in the most appropriate and meaningful presentation of NFS in the financial statements of BPZ Energy, Inc.  The Company has discussed this matter with its independent accountants and they concur with this approach.

We appreciate your consideration of this response.  It is critical that we resolve this accounting issue as swiftly as possible.  This matter has a significant impact on the restatement process and the arrangements for the audit and review of the restated financial statements by the Company’s independent accountants.  We would therefore like to discuss this with the Staff at your earliest convenience.  Please contact the undersigned at (713) 308-0109.

Very truly yours,

ADAMS AND REESE LLP

Mark W. Coffin

cc:	Ms. Mellissa Campbell Duru
Ms. Jill Davis
United States Securities and Exchange Commission

Mr. Manolo Zúñiga
Mr. Randall D. Keys
BPZ Energy, Inc.